SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

G. Willi-Food International Ltd. (NASDAQ: WILC), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd. ("Willi Food Investments"), reported that at a special meeting of Willi-Food Investments' shareholders convened on June 11, 2017, the following resolutions were adopted: (i) to approve the appointment of Mr. Zvi Williger, Mr. Kobi Navon, Mr. Benzi Sao and Mr. Joseph Williger as directors of Willi Food Investments; (ii) to approve the grant of letters of exemption, indemnification and insurance to the directors who will serve in such capacity for Willi Food Investments from time to time, other than Mr. Joseph Williger and his brother Mr. Zvi Williger and except for future controlling shareholders of Willi Food Investments; (iii) to approve the termination of the term of office of all current directors of Willi Food Investments (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Ms. Shalhevet Hasdiel, Mr. Eli Arad and Arik Safran) other than external directors of Willi Food Investments; and (iv) not to approve the purchase of run off liability insurance for directors and officers of Willi Food Investments who ended their term of service during June 2017.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: June 12, 2017